Via Facsimile and U.S. Mail
Mail Stop 6010

August 3, 2006

Mr. David B. Snow, Jr.
Chairman and Chief Executive Officer
Medco Health Solutions, Inc.
100 Parsons Pond Drive
Franklin Lakes, NJ  07417-2603

> **Re:** **Medco Health Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 1-31312**

Dear Mr. Snow:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief

cc:     Mr. Edward C. Fargis, Esq.